

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 2, 2024

Zheng Xu
Chief Executive Officer
Missfresh Ltd
3rd Floor, Block A, Vanke Times Center
No. 9 Wangjing Street
Chaoyang District, Beijing 100016
The People's Republic of China

      Re: Missfresh Ltd
         Form 20-F for the Fiscal Year Ended December 31, 2022
         File No. 001-40529

Dear Zheng Xu:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                Sincerely,

                Division of Corporation Finance
                Disclosure Review Program

cc: Shu Du